16001874

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67985

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Welsh Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4350 Baker Road, Suite 400
(No. and Street)

Minnetonka (City) MN (State) 55343 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis Heieie (952) 897-7815
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay PLLP
(Name – *if individual, state last, first, middle name*)

7500 Flying Cloud Drive, Suite 800 (Address) Minneapolis (City) MN (State) 55344 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2016
17 REGISTRATIONS BRANCH

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dennis G. Heicic, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Welsh Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

Sandy Lynn Connor
NOTARY PUBLIC
MINNESOTA
My Commission Expires January 31, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELSH SECURITIES, LLC

Table of Contents

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Welsh Securities, LLC

We have audited the accompanying statement of financial condition of Welsh Securities, LLC (the Company) as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Welsh Securities, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Boulay PLLP

Boulay PLLP

Minneapolis, MN
February 15, 2016

Boulay 7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 (t) 952.893.9320 (f) 952.835.7296 BoulayGroup.com

WELSH SECURITIES, LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	15,552
Prepaid insurance		1,051
Total assets	$	16,603
Liabilities and Member's Equity		
Accounts payable	$	1,600
Total liabilities		1,600
Member's equity		15,003
Total liabilities and member's equity	$	16,603

See accompanying notes to statement of financial condition.

WELSH SECURITIES, LLC

Notes to Statement of Financial Condition

December 31, 2015

(1) Nature of Business and Significant Accounting Policies

(a) Nature of Business

Welsh Securities, LLC (the Company) is a U.S. registered broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority Inc. (FINRA). The Company operates as an introducing broker and does not hold funds or securities for, or owes any money or securities to, customers and does not carry accounts for customers. The Company was established on December 11, 2008. The Company received approval from FINRA to commence operations as a full-service noncustodial broker-dealer on May 22, 2009. Effective January 31, 2011, the Company was acquired by Welsh Property Trust, LLC (Welsh Property Trust or Member). The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Welsh Property Trust. Historically and in the foreseeable future, the Company is dependent on Welsh Property Trust to fund its operating losses.

(b) Limited Liability Company

The Company will continue in existence until dissolved in accordance with the provisions of the operating agreement and is funded through the equity contributions of the Member. As a Limited Liability Company (LLC), except as may otherwise be provided under applicable law, no member shall be bound by, or personally liable for, the expenses, liabilities, or obligations of the Company. The Member is not obligated to restore capital deficits. Pursuant to the terms of the LLC agreement, profits, losses, and distributions are generally allocated to the Member in accordance with the ownership percentages.

(c) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the ordinary course of business, the Company's securities activities may involve execution, settlement, and financing of various transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

(d) Accounting Estimates

Management uses estimates and assumptions in preparing this statement of financial condition in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect both the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition.

(e) Cash

The Company maintains its cash in financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts.

(f) ***Financial Instruments***

The fair value of financial instruments, if any, approximates carrying value, principally due to its short-term nature.

(g) ***Income Taxes***

The Company is a single member limited liability company effective January 31, 2011. Prior to that date, the Company was a limited liability company with multiple members. Single member limited liability companies are disregarded for federal income tax purposes. Therefore, no provision or liability for federal, state, or local income taxes has been included in the Company's statement of financial condition. The Company has adopted the provisions of FASB Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, and has concluded that no provision for income tax is required in the Company's statement of financial condition. The tax returns of the Company can be examined by the relevant taxing authorities until such time as the applicable statute of limitations has expired. For example, U.S. tax returns are generally subject to audit for three years from the date they are filed.

(2) Commitments and Contingencies

(a) ***Net Capital Rule***

The Company is subject to the net capital requirements of FINRA and Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1. FINRA and SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2015, the net capital ratio, net capital, and excess net capital are as follows:

Ratio of aggregate indebtedness to net capital	11.47%
Net capital	$13,952
Excess net capital	$8,952

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(b) ***Legal Matters***

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial condition of the Company.

(3) Related-Party Transactions

The Company entered into an expense sharing agreement with a party related through common ownership. The agreement calls for the related party to provide personnel services, office facilities, other equipment and services to the Company, and certain other operating expenses. The agreement expired December 31, 2015, with automatic one-year extensions until notification is provided by either party. Neither party provided notification of termination of the agreement during 2015.

(4) Subsequent Events

The Company has evaluated subsequent events through February 15, 2016, the date the statement of financial condition was available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments.

BOULAY

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Governors
Welsh Securities, LLC
Minnetonka, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Welsh Securities, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of income and expense, including monthly internal comparative income statements, for the year ended December 31, 2015, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of income and expense, including monthly internal comparative income statements, for the year ended December 31, 2015, supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boulay PLLP

Certified Public Accountants

Minneapolis, Minnesota
February 15, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*******2398*********************MIXED AADC 220
067985 FINRA DEC
WELSH SECURITIES LLC
4350 BAKER RD
MINNETONKA MN 55343-8609

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dennis Heiere

2. A.	General Assessment (item 2e from page 2)	$ 0
B.	Less payment made with SIPC-6 filed **(exclude interest)** ______ Date Paid	(0)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	0
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 0
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 0	
H.	Overpayment carried forward $(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Welsh Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 5th day of January, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $__________

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. __________

(2) Net loss from principal transactions in securities in trading accounts. __________

(3) Net loss from principal transactions in commodities in trading accounts. __________

(4) Interest and dividend expense deducted in determining item 2a. __________

(5) Net loss from management of or participation in the underwriting or distribution of securities. __________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. __________

(7) Net loss from securities in investment accounts. __________

Total additions __________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. __________

(2) Revenues from commodity transactions. __________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. __________

(4) Reimbursements for postage in connection with proxy solicitation. __________

(5) Net gain from securities in investment accounts. __________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. __________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). __________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ __________

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $__________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $__________

Enter the greater of line (i) or (ii) __________

Total deductions __________

2d. SIPC Net Operating Revenues $__________

2e. General Assessment @ .0025 $__________
(to page 1, line 2.A.)